UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Furniture Brands International, Inc.

(Name of Issuer)

Common Stock, without par value
Preferred Stock Purchase Rights

(Title of Class of Securities)

360921100
(CUSIP Number)

Mr. Shan Huei Kuo
Samson Holding Ltd.
13/F, 200, Sec 4 Wen Hsin
Road Taichung
Taiwan, Republic of China (Taiwan)
(866) 4-2295-3459

With a copy to:

Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
U.S.A.
(415) 773-5830

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Samson Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 1,031,624 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 1,031,624 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,624 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Advent Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 1,031,624 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 1,031,624 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,624 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Magnificent Capital Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 1,031,624 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 1,031,624 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,624 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Mr. Shan Huei Kuo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 1,031,624 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 1,031,624 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,624 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Ms. Yi-Mei Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 1,031,624 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 1,031,624 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,624 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

This Amendment No. 3 amends the statement on Schedule 13D (the “Schedule 13D”) relating to the common stock,without par value, together with the associated Preferred Stock Purchase Rights (collectively, the “Shares”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”), filed jointly with the Securities and Exchange Commission (the “SEC”) on October 1, 2007, as amended by Amendment No. 1 thereto filed jointly with the SEC on December 20, 2007, and as amended by Amendment No. 2 thereto filed jointly with the SEC on February 22, 2008, by (i) Samson Holding Ltd., a Cayman Islands company (“Samson Holding”), (ii) Advent Group Limited, a British Virgin Islands company (“Advent”), (iii) Magnificent Capital Holding Limited, a British Virgin Islands company (“Magnificent”), (iv) Sun Fortune Investments Limited, a British Virgin Islands company, (v) Trade Decade Limited, a British Virgin Islands company, (vi) Mr. Shan Huei Kuo (“Mr. Kuo”), and (vii) Mr. Kuo’s wife, Ms. Yi-Mei Liu (“Ms. Liu”) (Samson Holding, Advent, Magnificent, Mr. Kuo and Ms. Liu are referred to herein, collectively, as the “Reporting Persons”).  The Reporting Persons hereby amend Items 4, 5 and 7 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The Reporting Persons have determined to sell or dispose of at least 267,355 Shares so that their beneficial ownership of Shares will be less than 10%. The Reporting Persons are considering whether to sell the remainder of the Shares beneficially owned by them and may determine to do so.  To this end, on July 17, 2013, Samson Holding agreed to sell 33,800 Shares in a transaction effected on the New York Stock Exchange for $4.033 per Share. This transaction is to be settled on July 22, 2013.

The exact timing and quantity of any additional sales or dispositions of the Shares beneficially owned by the Reporting Persons and the applicable sale price(s) will depend upon market and general economic conditions, the business, results of operations and financial condition of the Issuer, the market prices of the Shares, the trading volume of the Shares and other factors deemed relevant by the Reporting Persons.  The Issuer’s takeover defenses, which may affect accumulations of the Shares by third parties, and compliance with federal securities law requirements applicable to resales of securities may also impact such timing, quantity and sales price(s).  Sales or dispositions of the Shares beneficially owned by the Reporting Persons may be made in the open market, in privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) -- (b)

(i) Samson Holding directly beneficially owns, and has shared power to vote, dispose or direct the disposition of, 1,031,624 Shares, representing approximately 12.8% of the outstanding Shares of the Issuer. After settlement of the transaction described in Item 4 above, Samson Holding will directly beneficially own, and have shared power to vote, dispose or direct the disposition of, 997,824 Shares, representing approximately 12.4% of the outstanding Shares of the Issuer.

(ii) Advent, as a result of its ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 1,031,624  Shares beneficially owned by Samson Holding, representing approximately 12.8% of the outstanding Shares of the Issuer.  After settlement of the transaction described in Item 4 above, Advent will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 997,824 Shares beneficially owned by Samson Holding, representing approximately 12.4% of the outstanding Shares of the Issuer.

(iii) Magnificent, as a result of its indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 1,031,624  Shares beneficially owned by Samson Holding, representing approximately 12.8% of the outstanding Shares of the Issuer.  After settlement of the transaction described in Item 4 above, Magnificent will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 997,824 Shares beneficially owned by Samson Holding, representing approximately 12.4% of the outstanding Shares of the Issuer.

(iv) Mr. Kuo, as a result of his indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 1,031,624 Shares beneficially owned by Samson Holding, representing approximately 12.8% of the outstanding Shares of the Issuer.  After settlement of the transaction described in Item 4 above, Mr. Kuo will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 997,824 Shares beneficially owned by Samson Holding, representing approximately 12.4% of the outstanding Shares of the Issuer.

(v) Ms. Liu, as a result of her indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 1,031,624 Shares beneficially owned by Samson Holding, representing approximately 12.8% of the outstanding Shares of the Issuer.  After settlement of the transaction described in Item 4 above, Ms. Liu will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 997,824 Shares beneficially owned by Samson Holding, representing approximately 12.4% of the outstanding Shares of the Issuer.

The ownership percentages are calculated based on 8,044,940 outstanding Shares, which amount equals (1) the number of outstanding Shares set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2013 divided by (2) seven (due to the one for seven reverse stock split disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on May 29, 2013).

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, none of the directors and executive officers of the Reporting Persons, if applicable, beneficially owns any Shares.

(c)    On July 17, 2013, Samson Holding agreed to sell 33,800 Shares in a private transaction for $4.033 per Share. This transaction is to be settled on July 22, 2013.

(d)    Inapplicable.

(e)    Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 17, 2013, Samson Holding agreed to sell 33,800 Shares in a transaction effected on the New York Stock Exchange for $4.033 per Share. This transaction is to be settled on July 22, 2013.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Schedule 13D Joint Filing Agreement, dated July 18, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           July 18, 2013

Samson Holding Ltd.

By:	/s/ Mohamad Aminozzakeri
Name:	Mr. Mohamad Aminozzakeri
Title:	Executive Director

Advent Group Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo

By:	/s/ Yi-Mei Liu
Name:	Ms. Yi-Mei Liu

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 18th day of July, 2013.

Samson Holding Ltd.

By:	/s/ Mohamad Aminozzakeri
Name:	Mr. Mohamad Aminozzakeri
Title:	Executive Director

Advent Group Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo

By:	/s/ Yi-Mei Liu
Name:	Ms. Yi-Mei Liu